Mail Stop 4561
	 								August 23, 2005

VIA U.S. MAIL AND FAX (617) 421-5402

Mr. Boy van Riel
Vice President and Treasurer
Sonesta International Hotels Corporation
116 Huntington Avenue
Boston, MA 02116

      Re:	Sonesta International Hotels Corporation
      	Form 10-K for the year ended December 31, 2004
      	Filed March 31, 2005
      File No. 0-09032

Dear Mr. van Riel:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Report of Registered Independent Accountants, page 10

1. Please amend your filing to include the separate report of the other accountant referred to in the first paragraph of the accountant`s report.






Management`s Discussion and Analysis, page 3

Liquidity and Capital Resources, page 6

2. Please expand your disclosure in future filings to provide information to the reader explaining how you anticipate recent trends in the hotel industry and in your specific markets will impact future results of operations, considering your historical recurring losses in your discussion. Refer to SEC Release 33-8350.

Notes to Consolidated Financial Statements, page 15

Note 1.  Basis and Presentation and Significant Accounting
Policies,
page 15

Revenues, page 15

3. Please expand your disclosure in future filings to provide additional detail about your recognition of management fee revenues.
In your response, please address how revenues based on a share of profits are recognized throughout the year. Additionally, for properties where you are obligated to fund net operating losses, fund minimum owner returns or potentially make any other payments based on the operations of the property, tell us whether you have considered these items in your recognition of revenue. Please cite the applicable accounting guidance in your response.

4. Please tell us whether or not you have evaluated your management agreements for impairment. Tell us if any expected losses were accrued at December 31, 2004, and if not, tell us why you believe these contracts are not impaired. Additionally, tell us if any of the long-term receivables related to funds advanced to certain managed properties have been reserved, and if not, why you believe these amounts will be collectible.

Form 10-Q for the quarter ended June 30, 2005

Transfer of Assets, page 12

5. Please tell us what the expected remaining useful life of the Key
Biscayne hotel is for purposes of calculating depreciation considering the fact that the hotel will be demolished in July of 2006. We would expect that the asset would be depreciated over its estimated remaining life of 12-18 months following the guidance in paragraph 28 of SFAS 144. If not, provide the accounting basis for your use of another life, citing the appropriate literature followed.


6. Please tell us the fair values of the assets transferred to SBR-
Fortune Associates, LLLP at the date of the transfer. In your response, provide independent evidence of the fair value of the assets, such as an independent valuation or comparable sales of other real estate in Key Biscayne. An agreed upon transfer price does not provide sufficient independent evidence of fair value, particularly in view of the fact that the company retained a 50% interest in the joint venture that will own the property.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3486.

Sincerely,



Daniel L. Gordon
Branch Chief


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Mr. Boy van Riel
Sonesta International Hotels Corporation
August 23, 2005
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